W. CRAIG GAINES

CONSULTING PETROLEUM ENGINEER

PO BOX 702038

TULSA, OKLAHOMA 74170

405-922-1253

craig@craiggaines.com

January 23, 2013

Ring Energy, Inc.

6555 South Lewis Street

Tulsa, Oklahoma 74136

SEC reserve appraisal of certain Ring Energy, Inc. oil and gas properties in Kansas at December 31, 2012

Gentlemen,

This is an evaluation of certain Ring Energy, Inc. oil and gas properties in Finney and Gray Counties, Kansas at an effective date of December 31, 2012 or the beginning of January 1, 2013 using SEC criteria.  Economic summaries by reserve category, individual property cash flows, and individual property production curves are attached.

The results of this evaluation for the appraised net interests are as follows:

			(6:1)	CASH FLOW	PW10%	FUTURE INVESTMENT
Undeveloped	MBO	MMCF	MBOE	$M	$M	$M
Proved Producing	0	23	4	24	23	0
Proved Undeveloped	102	0	102	4,582	2,209	1,995
Proved (1P)	102	23	106	4,606	2,232	1,995

Note: some sums differ due to rounding.

ECONOMICS

Working interests and net revenue interests were supplied by Ring Energy, Inc.  Investment costs of $700,000 per gross Mississippi vertical well were used. Operating costs were based on actual operating costs in the area or on the properties and held constant for the life of the properties. No plugging costs or salvage was used in this analysis. Product prices were based on historic averages of actual prices on the properties or nearby properties.

RESERVE ANALYSIS

Proved developed producing reserves were based on extrapolation of established production for four gas wells (see attached).  Proved undeveloped Mississippi oil reserves (see attached) were based on three 40-acre locations directly offsetting established Mississippi oil production using analogy.

These are estimates based on information reviewed and effective at the date of this report and subject to revision as dictated by results and operations.  These estimates are believed to be reasonable based on available information and accepted engineering and geological analysis.

Respectfully submitted

W. Craig Gaines

Petroleum Engineer